Exhibit 11

	Year Ended December 31,
	2011	2010
Basic:
Weighted average shares outstanding	33,643,384	15,749,465

Net loss (in thousands)	$(5,142)	$(18,098)

Basic loss per share	$(0.15)	$(1.15)

Diluted:
Weighted average shares outstanding	33,643,384	15,749,465

Net effect of dilutive stock options and warrants based on the treasury stock method using the year-end market price, if higher than average market price	-	-

Total	33,643,384	15,749,465

Net loss (in thousands)	$(5,142)	$(18,098)

Diluted loss per share	$(0.15)	$(1.15)